UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                For May 28 2003



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 28 2003 -  Headline: Holding(s) in Company



SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

BUNZL PLC


2. Name of shareholder having a major interest

DEUTSCHE BANK A.G.


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTERESTS REPRESENTING FUNDS UNDER MANAGEMENT HELD ON BEHALF OF CLIENTS


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDERS                                               NO. OF SHARES

HELD AS PRINCIPAL

DEUTSCHE BANK AG LONDON                                              1,207,917
DEUTSCHE BANK SECURITIES INC                                            46,407
HELD IN CLIENT PORTFOLIOS

MORGAN NOMINEES LTD                                                 21,929,477
MORGAN NOMINEES LTD A/C CHY                                             90,117
MORGAN NOMINEES LTD A/C CSL                                             73,724
MORGAN NOMINEES LTD A/C DGR                                            257,900
MORGAN NOMINEES LTD A/C ENF                                            201,100
MORGAN NOMINEES LTD A/C LAM                                            261,400
MORGAN NOMINEES LTD A/C MER                                             70,300
MORGAN NOMINEES LTD A/C NG                                              57,950
MORGAN NOMINEES LTD A/C SAM                                             44,993
MORGAN NOMINEES LTD A/C SL                                             395,532
BANK OF NEW YORK NOMINEES                                            1,809,647
CHASE NOMINEES                                                       8,607,616
CHASE NOMINEES A/C 14186                                               144,974
CLYDESDALE BANK CUSTODIAN NOMINEES                                     112,329
DEUTSCHE ASSET MANAGEMENT FRANKFURT                                     42,067
DEUTSCHE BANK TRUST COMPANY AMERICAS                                    48,364
DWS INVESTMENT GMBH                                                      5,565
HSBC GLOBAL CUSTODY NOMINEES (UK) LTD                                  909,166
LOTHIAN REGIONAL COUNCIL                                               522,822
MELLON NOMINEES                                                        288,771
NORTRUST NOMINEES LTD                                                6,975,315
STATE STREET NOMINEES                                                5,782,179
VIDACOS NOMINEES                                                       193,100
                                                                   -------------
                                                  TOTAL             50,078,732
                                                                   =============


5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

793,857 SINCE LAST NOTIFICATION


8. Percentage of issued class

                                                                         0.172%


9. Class of security

ORDINARY SHARES OF 25P


10. Date of transaction

27 MAY 2003


11. Date company informed

28 MAY 2003


12. Total holding following this notification

                                                                    50,078,732


13. Total percentage holding of issued class following this notification

                                                                         10.87%


14. Any additional information

N/A


15. Name of contact and telephone number for queries

MRS C MEYER - 020 7495 4950


16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY


Date of notification

28 MAY 2003


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 28 2003                            By:__/s/ Anthony Habgood__

                                              Title:   Chairman